January 27, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. John Ganley

100 F Street, N.E.

Washington, D.C. 20549

Re: Owl Rock Capital Corporation III – Preliminary Proxy Statement

Dear Mr. Ganley:

On behalf of Owl Rock Capital Corporation III (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company via telephone on January 22, 2021 regarding the Company’s preliminary proxy statement (the “Proxy”) as filed with the SEC on January 15, 2021. Each of the Staff’s comments is set forth below and is followed by the Company’s response. Where applicable, revisions to the preliminary proxy statement referenced in the below response are set forth in the Company’s definitive proxy statement filed with the SEC concurrently herewith.

1.	Comment: In the “Dear Shareholder” letter, please consider adding additional plain English disclosure or a simple before and after organizational chart to make it clear that the direct ownership of the Company’s investment adviser is not changing as a result of the proposed transaction.

Response: The Company has included the additional information as requested by the Staff.

2.	Comment: On page 10 of the Proxy, under the heading “Forward-Looking Statements” please add a statement clarifying that the forward-looking statements and projections contained in the proxy are excluded from the safe harbor protection provided by Section 21E of the Securities Exchange Act of 1934.

Response: The Company has included the additional information as requested by the Staff.

3.	Comment: On page 23 of the Proxy, under the heading “Expected Costs of Services Provided and Economies of Scale; Anticipated Profitability” please confirm if the references to the Company’s asset-to-expense ratio should be to the Company’s expense-to-asset ratio and revise if necessary.

Response: The Company has revised the disclosure as requested by the Staff.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mr. Ganley
U.S. Securities and Exchange Commission
January 27, 2021

4.	Comment: On page 24 of the Proxy, under the heading “Investment Performance” please explain how the Company’s investment performance is favorable compared to other BDCs.

Response: The Company has revised the disclosure as requested by the Staff.

5.	Comment: On page 24 of the Proxy, under the heading “Comparison of Management Fee and Expense Ratio to Other Business Development Companies” the disclosure does not discuss the expense ratio. Please consider revising to clarify that this section discusses the Company’s fee structure compared to that of other BDCs. Please also confirm that the cross reference to the discussion of the Incentive Fee is correct and clarify that like other BDCs, the Company has both an asset based fee and an incentive based fee.

Response: The Company has revised the disclosure as requested by the Staff.

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Please do not hesitate to contact me at (202) 383-0218 or Kristin Burns at (212) 287-7023 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus